EXHIBIT 99.1

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes  ☐ No

Modavox, Inc. (the “Company”) expects that their Quarterly Report on Form 10-Q for the three months ended May 31, 2009 (the “Form 10-Q”) will reflect a significant change in the results in operations. Although we are still completing our review of financial results for the three months ended May 31, 2009, we expect the net loss will be within the range of $1.1 million to $1.4 million for the three ended May 31, 2009 versus the net loss of $327,142 reported for the comparable period of the prior fiscal year. The Company attributes the increased net loss to lower Interactive Agency revenues and an increase in SG&A.